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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                             ____________________

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                             _______________________

                      HAWAIIAN ELECTRIC INDUSTRIES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          STATE OF HAWAII                                 99-0208097
     (STATE OF INCORPORATION                            (I.R.S. EMPLOYER
        OR ORGANIZATION)                              IDENTIFICATION NO.)

     900 RICHARDS STREET
      HONOLULU, HAWAII                                     96813
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                (ZIP CODE)
                                 ____________________

IF THIS FORM RELATES TO THE REGISTRATION AND CLASS OF SECURITIES PURSUANT TO
SECTION 12(b) OF THE EXCHANGE ACT AND IS EFFECTIVE PURSUANT TO GENERAL INSTRUCTION A.(c), CHECK THE FOLLOWING BOX [X]

IF THIS FORM RELATES TO THE REGISTRATION OF A CLASS OF SECURITIES PURSUANT TO
SECTION 12(g) OF THE EXCHANGE ACT AND IS EFFECTIVE PURSUANT TO GENERAL INSTRUCTION A.(d), CHECK THE FOLLOWING BOX. [_]

          SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                            NAME OF EACH EXCHANGE
          TITLE OF EACH CLASS               ON WHICH EACH CLASS IS
           TO BE REGISTERED                    TO BE REGISTERED
          -------------------               ---------------------------

     PREFERRED STOCK PURCHASE RIGHTS                   NYSE

          SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                     NONE
                               (TITLE OF CLASS)

                          EXHIBIT INDEX IS ON PAGE 6

                                  Page 1 of 6 Pages
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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

          On October 28, 1997, the Board of Directors of Hawaiian Electric Industries, Inc. (the "Company") adopted a Stockholder Rights Plan, providing that one Right shall be attached to each share of Common Stock of the Company. The Rights will be issued to stockholders of record on November 10, 1997 and will entitle the registered holder to purchase from the Company a unit (a "Unit") consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock, no par value (the "Preferred Stock"), at a purchase price of $112 per Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement (the "Rights Agreement"), dated as of October 28, 1997, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

          Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificate will be distributed. The Rights will separate from the Common Stock upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock other than as a result of repurchases of stock by the Company (the "Stock Acquisition Date") or (ii) 10 days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person (the earlier of (i) and (ii), the "Distribution Date"). Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

          The Rights are not exercisable until the Distribution Date and will expire at the close of business on November 1, 2007 unless earlier redeemed by the Company as described below. At no time will the Rights have any voting power.

          As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will have Rights attached.

                               Page 2 of 6 Pages
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          In the event a person becomes an Acquiring Person, each holder of a
Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company), having a value equal to two times the Exercise Price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph (the "Flip-in Event"), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the Flip-in Event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

          In the event that following the Stock Acquisition Date, (i) the Company engages in a merger or business combination transaction in which the Company is not the surviving corporation; (ii) the Company engages in a merger or business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged; or
(iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise of the Right, Common Stock of the acquiring company having a value equal to two times the Exercise Price of the Right.

          The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

          With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

          At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per

                               Page 3 of 6 Pages
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Right.  Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company as set forth above.

          Prior to the Distribution Date, the Company may supplement or amend any provision of the Rights Agreement. After the Distribution Date, the provisions of the Rights Agreement may be supplemented or amended by the Board in order to cure any ambiguity, to make changes which do not materially adversely affect the interests of holders of Rights (excluding the interest of any Acquiring Person), to correct or supplement any defective or inconsistent provision in the Rights Agreement, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that from and after the
                             --------  -------
Distribution Date, no amendment to lengthen the time period governing redemption shall be made unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights. The Rights Agreement may not be amended at a time when the Rights are not redeemable.

          The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit B the Form of Rights Certificate, is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to Exhibit 1.


ITEM 2.   EXHIBITS.

          Rights Agreement, dated as of October 28, 1997, between Hawaiian Electric Industries, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit B thereto the Form of Rights Certificate.

                               Page 4 of 6 Pages
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                             SIGNATURE



          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                       HAWAIIAN ELECTRIC INDUSTRIES, INC.


                                       By: /s/ ROBERT F. CLARKE
                                           -------------------------------------
                                       Name:  Robert F. Clarke
                                       Title: President

                                       By: /s/ ROBERT F. MOUGEOT
                                           -------------------------------------
                                       Name:  Robert F. Mougeot
                                       Title: Financial Vice President



Dated:  October 28, 1997

                               Page 5 of 6 Pages
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                                 EXHIBIT INDEX



Exhibit   Description
-------   -----------
  1. Rights Agreement, dated as of October 28, 1997, between Hawaiian Electric Industries, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit B thereto the Form of Rights Certificates.

                               Page 6 of 6 Pages